Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland) January 11, 2024 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of December 31, 2023:

•	147,812 shares
•	€530 615.28

During the second half of 2023, total trading was:

•	On the buy side: 1721,869 shares for a total amount of €5,726,529.19
•	On the sell side: 1697,197 shares for a total amount of €5,640,811.12

During this same period, the number of trades were:

•	On the buy side: 2,351
•	On the sell side: 2,016

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769 849,43

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Today, GENFIT has a growing and diversified pipeline with programs at various development stages. The Company’s area of focus is Acute on Chronic Liver Failure (ACLF). Its ACLF franchise consists of five assets in development: VS-01, NTZ, SRT-

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015, CLM-022 and VS-02-HE. These are all based on differentiated mechanisms of action leveraging complementary pathways. Other assets target other life-threatening disease indications such as cholangiocarcinoma (CCA) and Urea Cycle Disorders (UCD)/Organic Acidemias (OA). GENFIT’s track record in bringing early-stage assets with high potential to late development and pre-commercialization stages is highlighted in the successful 52-week Phase 3 ELATIVE® trial evaluating elafibranor in PBC. Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on Metabolic dysfunction-associated steatohepatitis (MASH) previously known as nonalcoholic steatohepatitis (NASH) and ammonia. GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. For more information, visit www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to GENFIT’s research and development programs. The use of certain words, including “believe”, “potential,” “expect”, “target”, “may” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward- looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2022 Universal Registration Document filed with the AMF on April 18, 2023, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2022 Annual Report on Form 20-F filed with the SEC on April 18, 2023 and subsequent

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filings and reports filed with the AMF or SEC, including the Half-Year Business and Financial Report at June 30, 2023 or otherwise made public, by the Company. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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APPENDIX H2 2023

	Buy side			Sell side
Date	Number of executions	Number of shares	Traded amounts in EUR	Number of executions	Number of shares	Traded amounts in EUR
TOTAL	2 351	1 721 869	5 726 529,19	2 016	1 697 197	5 640 811,12
03/07/20 23	90	119123	417 548,75	64	113328	399 399,60
04/07/20 23	61	91000	328 009,50	42	62066	224 907,32
05/07/20 23	60	91863	329 731,21	49	93674	338 505,05
06/07/20 23	36	56000	203 217,28	16	25999	95 160,50
07/07/20 23	10	7501	26 953,64	23	34730	126 346,35
10/07/20 23	15	9001	32 973,72	23	17501	64 973,69
11/07/20 23	5	4501	16 721,22	17	9191	34 363,59
12/07/20 23	15	10361	37 937,01	18	9101	33 486,22
13/07/20 23	36	3884	14 279,99	15	6267	23 244,18
14/07/20 23	15	7482	27 404,55	7	4722	17 378,47
17/07/20 23	8	5304	19 425,26	10	5761	21 225,66
18/07/20 23	6	2981	10 939,70	15	4644	17 150,94

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19/07/20 23	20	4979	18 285,58	7	1516	5 611,70
20/07/20 23	10	9181	33 114,49	4	2801	10 153,68
21/07/20 23	10	5001	17 866,07	4	5001	18 003,60
24/07/20 23	14	11001	39 241,45	15	8001	28 728,63
25/07/20 23	18	13311	46 865,10	7	6001	21 198,59
26/07/20 23	21	12691	44 345,02	11	8001	28 203,53
27/07/20 23	11	10001	34 643,46	13	6001	20 913,42
28/07/20 23	20	18001	60 993,51	12	6002	20 416,88
31/07/20 23	8	10001	33 533,45	7	2003	6 750,25
01/08/20 23	10	5001	16 873,32	16	11001	37 473,26
02/08/20 23	21	13605	45 217,71	8	5605	18 714,87
03/08/20 23	4	4001	13 193,30	6	6022	20 123,66
04/08/20 23	1	1	3,35	16	7980	27 073,03
07/08/20 23	1	1	3,41	5	7001	24 263,44
08/08/20 23	1	1	3,44	11	7001	24 433,42
09/08/20 23	4	1001	3 463,48	3	501	1 738,48
10/08/20 23	3	1801	6 135,48	6	4001	13 718,51

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11/08/20 23	5	4001	14 103,53	25	16901	60 314,09
14/08/20 23	3	1001	3 453,46	1	1	3,46
15/08/20 23	10	3002	10 212,35	3	360	1 256,40
16/08/20 23	8	2300	7 709,51	1	1	3,37
17/08/20 23	1	1	3,31	6	2001	6 673,31
18/08/20 23	8	5318	17 579,39	6	5361	17 784,10
21/08/20 23	11	10184	33 277,24	4	2291	7 422,91
22/08/20 23	20	11001	35 043,25	12	9961	33 110,07
23/08/20 23	10	7001	22 083,18	19	12001	38 595,70
24/08/20 23	19	14001	44 713,17	16	7584	24 628,81
25/08/20 23	5	2715	8 592,27	13	8005	25 609,76
28/08/20 23	1	1	3,2	16	14414	46 640,97
29/08/20 23	4	4501	14 898,31	14	15001	49 996,98
30/08/20 23	17	9002	29 639,09	6	1501	5 058,35
31/08/20 23	2	1500	4 875,05	7	3001	9 865,79
01/09/20 23	4	1501	4 968,33	3	1501	4 998,33
04/09/20 23	19	9002	29 616,58	13	4501	14 973,30

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05/09/20 23	17	5999	19 429,26	7	3000	9 787,47
06/09/20 23	21	14287	45 364,08	10	5001	15 953,19
07/09/20 23	10	9928	33 675,08	42	41594	142 039,35
08/09/20 23	20	17200	61 385,25	12	17201	62 568,64
11/09/20 23	15	11350	43 256,10	16	9350	36 214,98
12/09/20 23	12	10467	38 788,82	5	2028	7 606,89
13/09/20 23	16	8001	29 173,65	14	10001	36 948,69
14/09/20 23	15	9001	33 113,78	12	7001	25 833,76
15/09/20 23	16	7001	25 493,65	3	2001	7 343,67
18/09/20 23	20	9501	33 486,65	1	1	3,63
19/09/20 23	8	11557	39 525,06	1	1	3,49
20/09/20 23	5	904	3 118,79	9	10001	34 765,98
21/09/20 23	14	19842	67 125,09	5	1960	6 869,78
22/09/20 23	28	17117	54 700,97	6	29958	95 766,14
25/09/20 23	10	14001	43 463,30	2	358	1 159,92
26/09/20 23	19	20001	59 993,00	51	68644	218 896,11
27/09/20 23	25	15001	46 715,36	1	1	3,21

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28/09/20 23	16	16846	51 983,05	31	31848	98 878,80
29/09/20 23	17	8617	26 973,54	19	11999	37 631,74
02/10/20 23	37	19880	61 440,33	18	6496	20 281,23
03/10/20 23	9	8001	23 882,99	7	2721	8 297,47
04/10/20 23	1	1	2,93	1	1	2,93
05/10/20 23	23	18720	55 269,68	21	20001	59 297,96
06/10/20 23	20	10001	29 502,95	36	24001	71 203,05
09/10/20 23	19	14001	42 443,05	34	15044	45 998,38
10/10/20 23	42	22101	66 413,95	47	26002	78 445,95
11/10/20 23	20	8547	27 024,76	28	17252	53 928,89
12/10/20 23	11	10211	31 938,37	7	5001	15 683,14
13/10/20 23	41	16441	50 597,67	9	6035	18 583,39
16/10/20 23	8	6001	18 183,03	14	7967	24 289,47
17/10/20 23	26	14246	43 329,07	28	14034	42 858,85
18/10/20 23	32	13293	40 352,90	8	7878	24 076,59
19/10/20 23	43	27901	81 730,12	20	10247	30 137,55
20/10/20 23	7	5396	15 484,31	15	10292	29 964,54

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23/10/20 23	7	2202	6 419,84	7	2202	6 466,68
24/10/20 23	30	14530	44 109,16	23	19612	59 457,90
25/10/20 23	34	19473	57 263,67	11	7184	21 076,56
26/10/20 23	13	10000	29 040,00	14	14818	43 434,37
27/10/20 23	43	12561	37 911,23	21	13413	40 738,37
30/10/20 23	15	17065	51 278,11	11	8001	24 133,02
31/10/20 23	8	4002	12 165,96	9	8001	24 352,96
01/11/20 23	22	17776	53 512,69	18	8847	26 791,72
02/11/20 23	26	25501	78 420,42	38	40987	126 130,11
03/11/20 23	21	11794	36 925,24	27	27380	86 190,87
06/11/20 23	26	17273	53 180,63	7	4080	12 537,47
07/11/20 23	8	4817	14 813,33	15	18010	56 002,28
08/11/20 23	4	2157	6 772,98	3	2845	8 990,17
09/11/20 23	15	7512	23 658,44	44	32668	104 008,05
10/11/20 23	41	29520	90 918,06	11	10876	33 474,48
13/11/20 23	1	1	3,08	18	15313	48 576,66
14/11/20 23	59	41127	132 912,59	71	26459	86 146,54

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15/11/20 23	49	27766	86 897,86	14	12766	40 228,35
16/11/20 23	22	8263	25 391,21	11	6183	19 158,83
17/11/20 23	27	14427	44 149,51	16	11342	34 912,72
20/11/20 23	3	1624	5 088,56	14	14812	46 415,33
21/11/20 23	27	14385	44 637,52	3	1362	4 208,63
22/11/20 23	7	2022	6 206,04	6	668	2 062,61
23/11/20 23	20	9134	27 505,85	2	190	575,68
24/11/20 23	33	19664	59 441,72	11	18962	57 887,76
27/11/20 23	17	6269	18 744,18	8	2305	6 932,26
28/11/20 23	13	8884	26 497,60	12	8832	26 533,98
29/11/20 23	17	9905	29 557,31	10	4921	14 809,36
30/11/20 23	9	9899	29 623,95	69	29899	90 496,80
01/12/20 23	13	9744	29 170,13	7	6708	20 159,69
04/12/20 23	22	9332	27 988,07	26	19224	58 211,62
05/12/20 23	14	6439	19 131,30	10	5332	15 972,17
06/12/20 23	13	8242	24 183,76	15	13993	41 480,57
07/12/20 23	7	6855	20 627,17	25	35355	109 064,16

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08/12/20 23	36	18001	57 693,02	31	33001	105 578,78
11/12/20 23	10	8501	27 695,75	15	13631	44 908,69
12/12/20 23	33	15520	53 221,96	21	18663	63 337,74
13/12/20 23	22	8274	28 875,68	25	11501	40 148,15
14/12/20 23	21	10001	36 406,04	17	6001	21 868,54
15/12/20 23	12	6001	21 778,59	9	3787	13 772,49
18/12/20 23	22	12501	46 991,13	15	8715	32 859,38
19/12/20 23	34	31865	115 748,98	17	19190	70 395,44
20/12/20 23	15	18606	66 111,40	6	10160	36 298,02
21/12/20 23	43	42128	144 507,04	15	19558	67 147,31
22/12/20 23	25	14931	50 798,40	20	19222	66 259,39
27/12/20 23	27	31000	109 565,47	33	40468	143 914,73
28/12/20 23	12	12401	44 612,10	12	12037	43 542,28
29/12/20 23	29	46000	164 321,20	18	16984	61 240,40

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